NO get



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



May 24, 2007

P.G. 5-21-07

Jack P. Drogin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: **Request for Exemption from Rule 10b-10(a) for UBS Financial Services Inc.**

Dear Mr. Drogin:

Based on the facts and representations set forth in your letter of May 21, 2007, we find that is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, an exemption, pursuant to Rule 10b-10(f) under the Securities Exchange Act of 1934 ("Exchange Act"), from the trade-by-trade confirmation delivery requirements of Rule 10b-10(a) so that UBS Financial Services Inc. ("UBSFS"), a registered broker-dealer, may send clients participating in wrap fee programs for which UBSFS exercises investment discretion (each a "Program"), who have requested them, periodic statements not less often than monthly (each, a "Monthly Statement"), in lieu of trade-by-trade confirmations. The Monthly Statements will contain all of the information required by Rule 10b-10(a), subject to exceptions specified below.

This exemption is subject to the following conditions:

1. UBSFS will provide all Program clients, at or prior to account opening, and at least annually thereafter offer to provide, a brochure describing the products, services, and fees of the Program, in accordance with Advisers Act Rule 204-3.

2. UBSFS will develop a form of written or electronic consent that will be prominent, clear and easily understandable for Program clients who request not to receive trade-by-trade confirmations and, in lieu thereof, receive a Monthly Statement that contains the information required by Rule 10b-10, subject to the exceptions specified below.[1]

[1] Program clients will elect to receive from UBSFS a Monthly Statement in lieu of trade-by-trade confirmations by checking a box on the client's Application or other account opening documentation next to specific text indicating this election. In connection with a broader account opening initiative, UBSFS may use an account opening process whereby Program clients would discuss their client account selections,

3. Program clients electing not to receive trade-by-trade confirmations will be able to later change their minds and request, for no additional cost, trade-by-trade confirmations for any transaction since the date of the last Monthly Statement, as well as for all subsequent transactions. UBSFS will also inform Program clients that they may request, for no additional fee, trade-by-trade confirmations for previous transactions effected for up to a one-year period preceding the last Monthly Statement.

4. UBSFS will send all information required by Rule 10b-10 to electing Program clients in the Monthly Statements, except as described below. Specifically:

a. Rule 10b-10(a) requires a broker-dealer to disclose in writing the date of trade executions; rules of self-regulatory organizations require broker-dealers to disclose in writing the settlement date. UBSFS may elect not to disclose the trade date in Monthly Statements sent to customers, provided UBSFS discloses the settlement date instead, clearly indicates that the date shown is the settlement date, and UBSFS is consistent in disclosing the settlement date instead of the trade date.

b. Where UBSFS does not charge a mark-up, mark-down, or commission on brokerage transactions, the following items need not be disclosed: (i) that no mark-up, mark-down, or commission was charged; (ii) whether any additional remuneration was received from a third party; or (iii) whether payment for order flow was received in connection with the transaction.

c. UBSFS may elect not to disclose information about the redemption provisions of debt securities or information regarding the yield on asset backed securities, as required by Rule 10b-10(a)(4) and 10b-10(a)(7), respectively, in the Monthly Statements.

d. UBSFS may elect not to disclose the fact that a debt security, other than a government security, is unrated by a nationally recognized statistical rating organization.

---

delegations and elections with their UBSFS Financial Advisor, the Financial Advisor would input this information into UBSFS' systems and the Application would be generated that reflected the selections, delegations and elections made by the client. This Application would be sent to the client for his or her signature. Under either alternative, only one client signature will be required. The client's election to receive a Monthly Statement in lieu of trade-by-trade confirmations will appear prominently (such as through bolded text), including an explicit reference to the fact that the client elected not to receive trade-by-trade confirmations. Disclosures regarding the rights of clients electing to receive Monthly Statements in lieu of trade-by-trade confirmations will appear directly above the signature line of the Application, with explicit reference to the section of the Application in which this selection was made.

5. UBSFS will continue to generate and send trade-by-trade confirmations to those Program clients who do not elect to receive Monthly Statements in lieu of trade-by-trade confirmations.

6. UBSFS will continue to generate and retain, in accordance with Exchange Act Rules 17a-3 and 17a-4, trade-by-trade confirmations for Program clients who elect to receive Monthly Statements in lieu of trade-by-trade confirmations.

7. UBSFS will not require or request that respective Program clients elect not to receive trade-by-trade confirmations, but will make information available on how such clients will be able to make such an election. UBSFS client communications will inform Program clients about their ability to receive confirmations on a trade-by-trade basis or in Monthly Statements, but will not suggest which choice is better. Such client communications will also inform Program clients that, if interested, they should contact a UBSFS Financial Advisor (as defined in your letter) to obtain more information or to obtain a copy of a written or electronic consent to request a monthly statement in lieu of trade-by-trade confirmations. These client communications will not suggest that such an election is required for Program accounts or that the clients will incur additional costs if they do not elect to receive Monthly Statements in lieu of trade-by-trade confirmations.

8. With respect to the Program, clients will have access to UBSFS' website, and will be able to view, in no event later than the next business day after trade date (T+1), all information required by Rule 10b-10, including the information omitted under condition 4, above. Program clients will also be able to obtain all information required by Rule 10b-10 either by telephoning their UBSFS Financial Advisor or by requesting the trade-by-trade confirmation for the particular transaction.

In addition, in your letter you also request relief for UBSFS and its affiliates to rely on the account opening process described in note 1 above, in connection with other wrap fee programs when confirming transactions pursuant to the relief provided in the Letter re: *Money Management Institute/Securities Industry Association* (August 23, 1999) ("MMI-SIA Letter"). We are treating this request as a request for no-action relief. Based on the facts and representations set forth in your letter, the staff of the Division of Market Regulation ("Staff") will not recommend enforcement action to the Commission if UBSFS or any of its affiliates relies on the account opening process described in note 1 above in connection with a specific wrap fee program when confirming transactions pursuant to the MMI-SIA Letter, provided that UBSFS or the affiliate has met all the conditions set forth in the MMI-SIA Letter, other than the requirement for a separate signature block within a multi-purpose document.

These exemptive and no-action positions are based upon the representations you have made and are strictly limited to the facts and conditions described above and in your letter. In the event that a material change occurs with respect to any of the facts or representations presented, monthly statements should be discontinued and the use of trade-by-trade confirmations should be reinstated for the transactions described above pending presentation of the facts for our consideration. The Staff expresses no view with respect to other questions that the Programs may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

Finally, we note that we recently provided exemptive relief pursuant to Rule 10b-10(f) from the trade-by-trade confirmation delivery requirements of Rule 10b-10(a) to firms that are dually registered as broker-dealers and investment advisers ("Dual Registrants") complying with conditions similar to those outlined above.[2] For similar reasons, we believe that it is appropriate to extend the relief granted herein to all Dual Registrants offering programs in which they act as a fiduciary in managing clients' funds on a discretionary basis, provided they satisfy the conditions outlined above.[3] Requests for relief that cannot meet these criteria will continue to be considered upon request, on a case-by-case basis.

For the Commission, by the
Division of Market Regulation
Pursuant to delegated authority,[4]



Catherine McGuire
Chief Counsel

---

2 *See* Letter re: *Wachovia Securities* (April 30, 2007) ("Wachovia Letter").

3 For purposes of satisfying these conditions, the Dual Registrant would be considered "UBSFS," the particular clients of that Dual Registrant would be considered the "Program clients," and the particular programs offered by that Dual Registrant in which it acts as a fiduciary in managing its clients' funds on a discretionary basis would be considered the "Programs." Dual Registrants that act as fiduciaries in managing their clients' funds on a discretionary basis may send periodic statements on a quarterly, in lieu of a monthly, basis if they satisfy the conditions outlined above and condition 9 in the Wachovia Letter, including note 1 thereto.

4 17 CFR 200.30-3(a)(32).

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Jack P. Drogin
(202) 739-5380
jdrogin@morganlewis.com

ATTORNEY-CLIENT PRIVILEGE

May 21, 2007

Ms. Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Exemption from Rule 10b-10(a) for UBS Financial Services Inc.

Dear Ms. McGuire:

On behalf of UBS Financial Services Inc. ("UBSFS") we request an exemption, pursuant to Rule 10b-10(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), from the trade-by-trade confirmation delivery requirements of Rule 10b-10(a) for transactions in securities in wrap fee programs for which UBSFS exercises investment discretion (each, a "Program"). In connection with this relief, UBSFS requests that it be permitted to send requesting Program clients, in lieu of trade-by-trade confirmations, a periodic statement not less than monthly ("Monthly Statement"), that contains all of the information required by Rule 10b-10(a), subject to specified exceptions described below in accordance with the class exemption from Rule 10b-10 granted to broker-dealer sponsors of wrap fee programs in the Staff's 1999 letter to the Money Management Institute and the Securities Industry Association ("MMI/SIA Letter").[1]

UBSFS is a broker-dealer registered with the Securities and Exchange Commission ("Commission") under Section 15(b) of the Exchange Act and is a member of all principal national securities exchanges and the National Association of Securities Dealers, Inc. ("NASD"). UBSFS is also an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act").

[1] *Money Management Institute/Securities Industry Association* (August 23, 1999).

UBSFS Programs

UBSFS offers Programs wherein UBSFS, through its registered representatives ("Financial Advisors"), acts as the investment adviser as well as the executing broker for Program securities transactions.

All Program clients open and maintain a securities brokerage account at UBSFS and are subject to UBSFS' respective account opening procedures, including execution of new account forms and other documentation. New Program accounts are subject to supervisory review and approval. All Program clients also execute an account application for the Program ("Application") specifying investment objectives, the delegation of investment discretion, election of account features and other information. Program clients delegate to UBSFS complete investment discretion to buy and sell securities on their behalf in a manner consistent with the investment objectives for the account. Program clients also receive disclosures and a brochure applicable to advisory clients and investment advisory programs. The "wrap fee" paid by clients includes the fee for investment advisory services, brokerage commissions, custodial services, and the issuance of quarterly performance reports. On a monthly basis, when there is account activity, UBSFS sends to Program clients a statement detailing, among other things, all securities transactions and fund movements during the period.

Program Clients Requests to Waive Receipt of Immediate Confirmations

Because Program clients retain UBSFS as a fiduciary to manage their funds on a discretionary basis, some do not wish to receive confirmations on a trade-by-trade basis. These clients are willing to expressly instruct UBSFS, in writing, not to send trade-by-trade confirmations for trades in their Program account but, rather, to receive information ordinarily contained in trade-by-trade confirmations on a monthly basis.

UBSFS' Proposal

UBSFS proposes to confirm transactions to respective Program clients through the use of Monthly Statements in lieu of delivering separate, trade-by-trade confirmations for each such transaction. In implementing this proposal, UBSFS would do the following:

1. UBSFS would provide all Program clients, at or prior to account opening, and at least annually thereafter offer to provide, a brochure describing the products, services, and fees of the Program, in accordance with Advisers Act Rule 204-3.

2. UBSFS will develop a form of written or electronic consent that will be prominent, clear and easily understandable for Program clients who request not to receive trade-by-trade

confirmations and, in lieu thereof, receive a Monthly Statement that contains the information required by Rule 10b-10, subject to the relief described below.[2]

3. Program clients electing not to receive trade-by-trade confirmations could later change their minds and request, for no additional cost, trade-by-trade confirmations for any transaction since the date of the last Monthly Statement, as well as for all subsequent transactions. UBSFS would also inform Program clients that they could request, for no additional fee, trade-by-trade confirmations for previous transactions effected for up to a one-year period preceding the last Monthly Statement.

4. UBSFS would send all information required by Rule 10b-10 to electing Program clients in the Monthly Statement, except as described below. Specifically:

   a. Rule 10b-10(a) requires a broker-dealer to disclose in writing the date of trade executions; rules of self-regulatory organizations require broker-dealers to disclose in writing the settlement date.[3] UBSFS may elect not to disclose the trade date in Monthly Statements sent to customers, provided UBSFS discloses the settlement date instead, clearly indicates that the date shown is the settlement date, and UBSFS is consistent in disclosing the settlement date instead of the trade date.

   b. Where UBSFS does not charge a mark-up, mark-down, or commission on brokerage transactions, the following items need not be disclosed: (i) that no mark-up, mark-down, or commission was charged; (ii) whether any additional remuneration was received from a third party; or (iii) whether payment for order flow was received in connection with the transaction.

   c. UBSFS may elect not to disclose information about the redemption provisions of debt securities or information regarding the yield on asset backed securities, as required by Rule 10b-10(a)(4) and 10b-10(a)(7), respectively, on the Monthly Statements.

---

[2] Program clients would elect to receive from UBSFS a Monthly Statement in lieu of trade-by-trade confirmations by checking a box on the client's Application or other account opening documentation next to specific text indicating this election. In connection with a broader account opening initiative, UBSFS proposes an account opening process whereby Program clients would discuss their client account selections, delegations and elections with their UBSFS Financial Advisor, the Financial Advisor would input this information into UBSFS' systems and the Application would be generated that reflected the selections, delegations and elections made by the client. This Application would be sent to the client for his or her signature. Under either alternative, only one client signature would be required. The client's election to receive a Monthly Statement in lieu of trade-by-trade confirmations would appear prominently (such as through bolded text), including an explicit reference to the fact that the client elected not to receive trade-by-trade confirmations. Disclosures regarding the rights of clients electing to receive Monthly Statements in lieu of trade-by-trade confirmations would appear directly above the signature line of the Application, with explicit reference to the section of the Application in which this selection was made. UBSFS and its affiliates also seek relief to rely on the above-described account opening process in connection with their respective wrap-fee programs when confirming transactions pursuant to the MMI/SIA Letter.

[3] *See e.g.*, NYSE Rule 409(f).

d. UBSFS may elect not to disclose the fact that a debt security, other than a government security, is unrated by a nationally recognized statistical rating organization.

5. UBSFS would continue to generate and send trade-by-trade confirmations to those Program clients who do not elect to receive Monthly Statements in lieu of trade-by-trade confirmations.

6. UBSFS would also continue to generate and retain, in accordance with Exchange Act Rules 17a-3 and 17a-4, trade-by-trade confirmations for Program clients who elect to receive Monthly Statements in lieu of trade-by-trade confirmations.

7. UBSFS would not require or request that Program clients elect not to receive trade-by-trade confirmations, but would make information available on how such clients could make such an election. UBSFS client communications would inform Program clients about their ability to receive confirmations on a trade-by-trade basis or in Monthly Statements, but would not suggest which choice is better. Such client communications also would inform Program clients that, if interested, they should contact a UBSFS Financial Advisor to obtain more information or to obtain a copy of a written or electronic consent to request a Monthly Statement in lieu of trade-by-trade confirmations. These client communications would not suggest that such an election is required for Program accounts or that the clients would incur additional costs if they did not elect to receive Monthly Statements in lieu of trade-by-trade confirmations.

8. With respect to the Program, clients would have access to UBSFS' website, and would be able to view, in no event later than the next business day after trade date (T+ 1), all information required by Rule l0b-l0, including the information to be omitted pursuant to representation 4, above. Program clients would also be able to obtain all information required by Rule 10b-l0 either by telephoning their UBSFS Financial Advisor or by requesting the trade-by-trade confirmation for the particular transaction.

UBSFS believes it is appropriate for the Commission to grant the requested relief to permit it to confirm client transactions in Monthly Statements according to written client authorization as described in this letter. Under the terms of the proposed exemption, the Program clients will be provided the investor protections contemplated by Rule 10b-10, without obligating such clients to receive trade-by trade confirmations they do not want and have asked not to receive. UBSFS believes that the relief requested is consistent with the procedures authorized for other investment advisory programs,[4] as well as the MMI/SIA Letter. In addition, UBSFS seeks such relief in order to allow it to create one account opening process for the various products and services that it offers and to provide all wrap fee program clients electing not to receive trade-by-trade confirmations with the same information on their Monthly Statements.

[4] *See e.g., Sanford Bernstein & Co., LLC* (April 18, 2005), *Morgan Keegan & Co., Inc.* (April 21, 2005), *Wachovia Securities* (August 15, 2006).

If you have any questions or require additional information, please feel free to contact the undersigned at 202-739-5380. On behalf of UBS Financial Services Inc., we appreciate the Staff's consideration of this request.

Sincerely,



Jack P. Drogin

c: Brian A. Bussey
Ignacio A. Sandoval
Karim G. Lynn
Steven W. Stone

END